UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2010

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12b3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑.

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12b3-2(b): 82-_________.

Changes in Registrant’s Certifying Accountants

On October 15, 2010, China Natural Resources, Inc. dismissed GHP Horwath, P.C. as its principal independent registered public accounting firm and engaged Ernst & Young as its principal independent registered public accounting firm. GHP Horwath, P.C. audited our consolidated financial statements as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009. The dismissal of GHP Horwath, P.C. and the engagement of Ernst & Young were each recommended by our Audit Committee and thereafter approved by our Board of Directors on October 15, 2010. GHP Horwath, P.C. did not resign or decline to stand for re-election.

The audit report of GHP Horwath, P.C. dated May 26, 2010 on our consolidated balance sheets as of December 31, 2009 and 2008, and the related consolidated statements of operations, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2009, the financial schedule for the years ended December 31, 2009, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2009, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report included explanatory paragraphs stating the following:

“As described in Notes 1, 3 and 12 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Notes 3 and 17 to the consolidated financial statements, the Company acquired all of the issued and outstanding stock of Newhold Investments Limited in January 2009, Pineboom Investment Limited in July 2009, and Wealthy Year Limited in April 2010. In September 2009, the Company sold its remaining 60% interest in Mark Faith, and in February 2010, the Company sold its 45% equity interest in Guangdong Longchuan Jinshi Mining Development Co., Ltd.

As discussed in Note 2(n) to the consolidated financial statements, on January 1, 2009, the Company adopted the provisions of new accounting standards relating to business combinations and non-controlling interests.”

The audit report of GHP Horwath, P.C. dated June 25, 2009 on our consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, the financial schedule for the years ended December 31, 2008 and 2007, and the effectiveness of internal control over financial reporting as of December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope, or accounting principles, except that the report included explanatory paragraphs stating the following:

“As described in Notes 1, 3 and 11 to the consolidated financial statements, the Company has significant transactions and relationships with affiliated companies. Because of these relationships, it is possible that the terms of these transactions may not be the same as those that would result from transactions among unrelated parties.

As discussed in Note 3 to the consolidated financial statements, in January 2009, the Company acquired all of the issued and outstanding capital stock of Newhold Investments Limited.”

The June 25, 2009 report also states that GHP Horwath, P.C.’s audit of internal control over financial reporting of the Company did not include an evaluation of the internal control over financial reporting of Mark Faith as of December 31, 2008.

During our two most recent fiscal years and the subsequent interim period preceding the dismissal of GHP Horwath, P.C. we had no disagreements with GHP Horwath, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s) if not resolved to the satisfaction of GHP Horwath, P.C., would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.

During our two most recent fiscal years and the subsequent interim period prior to engaging Ernst & Young neither we nor anyone on our behalf consulted Ernst & Young regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements; and no written report was provided to us nor was oral advice provided that Ernst & Young concluded was an important factor considered by us in reaching a decision as to an accounting, auditing or financial reporting issue or (ii) any matter that was the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to that Item) or a reportable event (as described in Item 16F(a)(1)(v) of Form 20-F).

We provided GHP Horwath, P.C. with a copy of this Current Report on Form 6-K prior to its filing with the Securities and Exchange Commission, and requested that GHP Horwath, P.C. furnish us with a letter addressed to the Securities and Exchange Commission stating whether they agree with the statements made in this Report on Form 6-K, and if not, stating the respects in which it does not agree. A copy of the letter provided by GHP Horwath, P.C. is filed as Exhibit 99.1 to this Report on Form 6-K.

On October 18, 2010, the Company disseminated a press release disclosing the engagement of Ernst & Young and the dismissal of GHP Horwath, P.C. A copy of that press release is furnished as an exhibit to this report. The press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Exhibits

99.1

Letter dated October 15, 2010 from GHP Horwath, P.C.

99.2

Press Release dated October 18, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: October 18, 2010

By:	/s/ Li Feilie
Li Feilie
Chairman and Chief Executive Officer

Exhibit Number	Description

99.1	Letter dated October 15, 2010 from GHP Horwath, P.C.
99.2	Press Release dated October 18, 2010